Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

August 1, 2013

VIA EDGAR

John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Madison Ventures Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed August 1, 2013 File No. 333-188756

Dear Mr. Reynolds:

Pursuant to the staff’s comment letter dated August 1, 2013, we respectfully submit this letter on behalf of our client, Madison Ventures Inc., a Nevada corporation (the “Company”).

Amendment No. 2 to the Company’s Form S-1 was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on July 16, 2013.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 2 to the Form S-1.

General

1. Please update the financial statements, as applicable, pursuant to Rule 8-08 of Regulation S-X. A current consent of the independent accountant is also required.

Company response:  Under Rule 3-12 of Regulation S-X, promulgated pursuant to the Securities Act of 1933, as amended, the Company financial statements do not need to be updated until after 135 days after the date of the financial statements in the Form S-1.  The Company’s financial statements are dated March 31, 2013, and the 135th day after March 31, 2013 is August 13, 2013.  Accordingly, the Company will attempt to have its Form S-1 declared effective prior to that date.

If the Company’s Form S-1 is declared effective prior to August 14, 2013, the Company will file its first Form 10-Q with 45 days of the effective date of the Form S-1.

Our Company, page 3

2. Since you have deleted the risk factor, “We are an ‘emerging growth company’ and we cannot be certain …,” please delete the reference to this risk factor. With the deletion of the aforementioned risk factor, you also deleted your disclosure regarding your election under Section 107(b) of the JOBS Act. Accordingly, please disclose your election under Section 107(b) of the JOBS Act:

•
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Company response: The Company has included the disclosure requested in the comment in the risk factors on page 10.

Description of Business, page 18

3. We note your disclosure that the option agreement requires payment of “(iii) $5,000 on or before March 3, 2014, and (iv) $5,000 on or before March 3, 2015.” We also note your statement that “[w]e plan to pay for the $15,000 with funds we raise from equity or debt financing. If we fail to pay the exercise price, we will not have the right to conduct exploration activities at all.” Please revise your disclosure to clarify the amount of the remaining payment under the Mineral Property Option Agreement.

Company response:  The Company has clarified on page 18 that $10,000 is the remaining payment under the Mineral Property Option Agreement.

Property History, page 23

4. Please revise your disclosure to remove the reference to Table 2 since the table has been removed from the prospectus.

Company response:  The Company has deleted the reference to Table 2 on page 23.

Exploration Potential, page 26

5. Please reconcile your disclosure on page 26 that “Phase 1 would take approximately 15 days to complete” with your disclosure on page 31 that you “expect this phase to take 10 days to complete.”

Company response:  The Company has changed the reference of 10 days on page 31 to 15 days.

Competitive Conditions, page 28

6. We note your response to comment 22 in our letter dated June 17, 2013. Please revise your disclosure to briefly address the methods of competition in the mining industry.

Company response:  The Company has added disclosure on page 29.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo